UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             Schedule 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 14)

                        CalEnergy Company, Inc.
                           (Name of Issuer)

Common Stock		 						                                   $0.0675 Par Value
                    (Title of Classes of Securities)

130190-10-1
(CUSIP Number)

                           Kenneth D. Gaskins, Esq.
                             1000 Kiewit Plaza
                           Omaha, Nebraska  68131
                          Tel. No.:  (402) 342-2052
                    (Name, Address, and Telephone Number of
                      Person Authorized to Receive Notices
                             and Communications)

                             September 10, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)








     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-
1(b)(3) or (4), check the following:    [   ]



     Check the following box if a fee is being paid with this
statement:    [   ]



                               SCHEDULE 13D

CUSIP No.	130190-10-1								                                     Page   2

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Kiewit Energy Company
  	47-0735378

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	  (a)	[  ]
 	  (b)	[  ]

3	SEC USE ONLY


4	SOURCE OF FUNDS*
 	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e) 	  [  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	  Delaware

               			7	SOLE VOTING POWER
               				 20,231,065
NUMBER OF
  SHARES
BENEFICIALLY     	8	SHARED VOTING POWER
  OWNED BY
   EACH
 REPORTING      		9	SOLE DISPOSITIVE POWER
  PERSON	         		20,231,065
    WITH
                 10	SHARED DISPOSITIVE POWER



11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	  20,231,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 	  33.0

14	TYPE OF REPORTING PERSON*
 	  CO



SEC 1746 (4-94)


                               SCHEDULE 13D

CUSIP No.	130190-10-1								                                      Page   3

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Kiewit Energy Group Inc.
  	47-0784188

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	  (a)	[  ]
 	  (b)	[  ]

3	SEC USE ONLY


4	SOURCE OF FUNDS*
 	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e) 	  [  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	  Delaware

                 			7	SOLE VOTING POWER
                 				 20,231,065
NUMBER OF
  SHARES
BENEFICIALLY	       8	SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING		        9	SOLE DISPOSITIVE POWER
  PERSON           			20,231,065
    WITH
                   10	SHARED DISPOSITIVE POWER



11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	  20,231,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 	  33.0

14	TYPE OF REPORTING PERSON*
 	  HC, CO



SEC 1746 (4-94)


                                SCHEDULE 13D

CUSIP No.	130190-10-1								                                     Page   4

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Kiewit Diversified Holdings Inc.
  	47-0801894

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	  (a)	[  ]
 	  (b)	[  ]

3	SEC USE ONLY


4	SOURCE OF FUNDS*
 	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e) 	  [  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	  Delaware

                			7	SOLE VOTING POWER
                				 20,231,065
NUMBER OF
  SHARES
BENEFICIALLY	      8	SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING		       9	SOLE DISPOSITIVE POWER
  PERSON			          20,231,065
    WITH
                  10	SHARED DISPOSITIVE POWER



11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	  20,231,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 	  33.0

14	TYPE OF REPORTING PERSON*
 	  HC, CO



SEC 1746 (4-94)


                                SCHEDULE 13D

CUSIP No.	130190-10-1								                                      Page   5

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	PKS Information Services, Inc.
  	47-0735805

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	  (a)	[  ]
 	  (b)	[  ]

3	SEC USE ONLY


4	SOURCE OF FUNDS*
 	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e) 	  [  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	  Delaware

                 			7	SOLE VOTING POWER
 				                 20,231,065
NUMBER OF
  SHARES
BENEFICIALLY	       8	SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING        		9	SOLE DISPOSITIVE POWER
  PERSON			           20,231,065
    WITH
                   10	SHARED DISPOSITIVE POWER



11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	  20,231,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 	  33.0

14	TYPE OF REPORTING PERSON*
 	 CO



SEC 1746 (4-94)


                                SCHEDULE 13D

CUSIP No.	130190-10-1								                                    Page   6

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Kiewit Diversified Group Inc.
  	47-0705284

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	  (a)	[  ]
 	  (b)	[  ]

3	SEC USE ONLY


4	SOURCE OF FUNDS*
 	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e) 	  [  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	  Delaware

                   			7	SOLE VOTING POWER
 				                   20,231,065
NUMBER OF
  SHARES
BENEFICIALLY	         8	SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING		          9	SOLE DISPOSITIVE POWER
  PERSON			             20,231,065
    WITH
                     10	SHARED DISPOSITIVE POWER



11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	  20,231,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 	  33.0

14	TYPE OF REPORTING PERSON*
 	 HC, CO



SEC 1746 (4-94)


                               SCHEDULE 13D

CUSIP No.	130190-10-1								                                      Page   7

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Peter Kiewit Sons', Inc.
  	47-0210602

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	  (a)	[  ]
 	  (b)	[  ]

3	SEC USE ONLY


4	SOURCE OF FUNDS*
 	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e) 	  [  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	  Delaware

                   			7	SOLE VOTING POWER
                   				 20,231,065
NUMBER OF
  SHARES
BENEFICIALLY	         8	SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING		          9	SOLE DISPOSITIVE POWER
  PERSON			             20,231,065
    WITH
                     10	SHARED DISPOSITIVE POWER



11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	  20,231,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 	  33.0

14	TYPE OF REPORTING PERSON*
 	 HC, CO



SEC 1746 (4-94)




     This is Amendment No. 14 to the Schedule 13D dated March 25, 1991. In compliance with Rule 13d-2(c), the first mandatory EDGAR filing of an amendment to Schedule 13D required a restatement of prior filings, which occurred with the filing of Amendment No. 7 on April 28, 1994. Subsequent amendments were filed on:

                  		No. 8    August 8, 1994
                    No. 9    September 13, 1994
                    No. 10   March 9, 1994
                    No. 11   March 15, 1995
                  		No. 12   February 20, 1996
                  		No. 13   October 15, 1996


Item 1.  Security and Issuer.

         No change.


Item 2.  Identity and Background.

         This Amendment No. 14 is filed on behalf of Kiewit Energy Company ("KEC"), a Delaware corporation, and its parents, Kiewit
Energy Group Inc. ("KEG"), Kiewit Diversified Holdings Inc.
("KDH"), PKS Information Services, Inc. ("PKSIS"), Kiewit
Diversified Group Inc. ("KDG"), and Peter Kiewit Sons', Inc.
("PKS"), all of which are Delaware corporations.

         KEC owns 19,231,065 shares of CalEnergy Company, Inc. ("CECI") Common Stock ("Shares"). KEC and CECI entered into a Stock
Purchase Agreement and related documents dated February 18, 1991, as amended. Under the Stock Purchase Agreement, KEC has options to purchase 1,000,000 Shares at $11.625 per Share, until June 19, 2001 ("Options").

         The remaining portions of Item 2 are substantially unchanged.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

        	On September 10, 1997, KDG and CECI signed an Acquisition Agreement under which CECI has agreed to purchase from KDG (a) the stock of KEC (thereby acquiring all of the CECI Shares held by KEC and the Options), (b) KEC's indirect interests in Indonesian and Philippine energy projects, (c) KEC's indirect interests in Northern Electric plc, a British power company, and (d) KEC's interest in all other energy projects pursuant to the joint venture agreement with CECI. The aggregate purchase price is $1,155,000,000.00 (subject to various adjustments). Subject to the occurrence of various conditions, closing of the purchase is expected to occur in January 1998. The Acquisition Agreement is filed as Exhibit A to this Amendment.


Item 5.  Interest in Securities of the Issuer.

        	No change (until closing of the transaction described in Item 4).


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         Refer to Item 4 for description of the Acquisition Agreement. Under the Acquisition Agreement, the approval of CECI's board of directors exempting KDG's acquisition of additional Shares from the effect of the Rights Agreement dated December 1, 1988, is terminated as of September 10, 1997. Also on September 10, 1997
KDG and CECI signed a Confidentiality, Standstill, and Noncompetition Agreement, under which KDG and its affiliates agree, among other things, (a) not to compete with CECI's electrical power business, (b) not to disclose non-public information about CECI's projects, and (c) not to purchase additional securities of CECI with exceptions for passive investments by affiliated individuals or take actions inconsistent with the transactions described in the Acquisition Agreement. In the event that the Acquisition Agreement is terminated, the Confidentiality, Standstill, and Noncompetition Agreement will also terminate. The latter agreement is attached as Exhibit B to this Amendment.


Item 7.  Material to be Filed as Exhibits.

         A.	Acquisition Agreement.
         B.	Confidentiality, Standstill, and Noncompetition Agreement.




                                 Signatures

     After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 14 to Schedule 13D is true, complete and correct.

                                       KIEWIT ENERGY COMPANY


September 10, 1997 	                			By: /s/ Matthew J. Johnson
Date  					                           	Name:  Matthew J. Johnson
                                       Title:  Vice President


                                       KIEWIT ENERGY GROUP INC.


September 10, 1997                 				By: /s/ Matthew J. Johnson
Date	                             					Name:  Matthew J. Johnson
                                       Title:  Vice President


                                 						KIEWIT DIVERSIFIED HOLDINGS INC.


September 10, 1997                 				By: /s/ Matthew J. Johnson
Date		                             				Name:  Matthew J. Johnson
                                 						Title:  Vice President


                                       PKS INFORMATION SERVICES, INC.


September 10, 1997                 				By: /s/ James R. Clark
Date		                             				Name:  James R. Clark
                                       Title:  Vice President


                                       KIEWIT DIVERSIFIED GROUP INC.


September 10, 1997                 				By: /s/ Matthew J. Johnson
Date	                             					Name:  Matthew J. Johnson
                                       Title: Vice President


                                       PETER KIEWIT SONS', INC.


September 10, 1997                 				By: /s/ Matthew J. Johnson
Date		                             				Name:  Matthew J. Johnson
                                       Title: Vice President